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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of _____ March 2009

# PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2
(Address of principal executive offices)

1.  Report of Voting Results: National Instrument 51-102
    Regarding AGM held March 20, 2009

2.  Press Release: April 2, 2009
    Material Change Report: April 3, 2009

3.  Press Release: April 17, 2009
    Material Change Report: April 17, 2009

4.  Press Release: April 24, 2009
    Material Change Report: April 24, 2009

Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
                    Form 20-F xxx    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):    _____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                    Yes ___      No xxx



(the "Company")

**REPORT OF VOTING RESULTS**
**Pursuant to *National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)***
**for the Annual General Meeting of the Company held on Friday, March 20, 2009**

The following matters were put to a vote at the Annual General Meeting of the shareholders of the Company:

| DESCRIPTION OF MATTER VOTED ON | OUTCOME OF VOTE | BALLOT RESULTS, IF ANY |
|---|---|---|
| 1. To determine the number of directors at eight | Carried | N/A |
| 2. To elect Gary Freeman as a director | Carried | N/A |
| 3. To elect Chester Millar as a director | Carried | N/A |
| 4. To elect Michael Halvorson as a director | Carried | N/A |
| 5. To elect Andre Audet as a director | Carried | N/A |
| 6. To elect Chris Theodoropoulos as a director | Carried | N/A |
| 7. To elect Melvin Herdrick as a director | Carried | N/A |
| 8. To elect Leonard Harris as a director | Carried | N/A |
| 9. To elect Larry Okada as a director | Carried | N/A |
| 10. To appoint Smythe Ratcliffe LLP as auditors of the Company for the ensuing year | Carried | N/A |
| 11. To approve the continuance of the Company's Share Option Plan | Carried | N/A |
| 12. To approve the cancellation of stock options to purchase an aggregate of 650,000 common shares previously granted to insiders of the Company and the subsequent re-grant to insiders of the Company of stock options to purchase an aggregate of 520,000 common shares | Defeated (interested shareholders and their associates did not vote) | N/A |

**PEDIMENT GOLD CORP.**

Per:
    *"Dayna Caouette"*
    Dayna Caouette
    Corporate Secretary



**THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS AGENCIES**

April 2, 2009

# Pediment Gold Corp. Amends Unit Private Placement Terms

**VANCOUVER, British Columbia, April 2, 2009** – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Pediment" or the "Company") announces that it is amending the terms of its unit private placement first announced on March 30, 2009.

Pediment will now appoint both M Partners Inc. and Thomas Weisel Partners (the "Agents") to act on a best efforts agency basis in connection with a private placement of up to 6,666,667 units at a price of $0.90 per unit for gross proceeds of approximately $6,000,000. Each unit will comprise one common share and one-half of one warrant. Each whole warrant will be exercisable to acquire one additional common share at a price of $1.25 per share for a period of 24 months from the closing date. There will be no Agents' over-allotment option.

The Agents will be entitled to a cash commission equal to 6% of the proceeds from the offering and to receive broker warrants exercisable for that number of Pediment common shares as is equal to 6% of the number of units sold under the offering for a period of 24 months at a price of $0.99 per common share.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Management expects that the net proceeds from the Offering will be used to advance the Company's San Antonio Gold project and for general working capital.

**Gary Freeman**
**President and Chief Executive Officer**

Company Contact: Michael Rapsch, 604-682-4418

number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company's inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development plans. The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

**THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.**

**THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE**

*MATERIAL CHANGE REPORT*

**Item 1.**       **Name and Address of Company**

Pediment Gold Corp.
Suite 720, 789 West Pender Street
Vancouver, BC  V6C 1H2

**Item 2.**       **Date of Material Change**

April 2, 2009

**Item 3.**       **News Release**

The news release was disseminated through Marketwire on April 2, 2009.

**Item 4.**       **Summary of Material Change**

Pediment Gold Corp. amends unit private placement terms.

**Item 5.**       **Full Description of Material Change**

**5.1**       **Full Description of Material Change**

Pediment Gold Corp. ("Pediment" or the "Company") announced that it is amending the terms of its unit private placement first announced on March 30, 2009.

Pediment will now appoint both M Partners Inc. and Thomas Weisel Partners Canada Inc. (the "Agents") to act on a best efforts agency basis in connection with a private placement of up to 6,666,667 units at a price of $0.90 per unit for gross proceeds of approximately $6,000,000. Each unit will comprise one common share and one-half of one warrant. Each whole warrant will be exercisable to acquire one additional common share at a price of $1.25 per share for a period of 24 months from the closing date. There will be no Agents' over-allotment option.

The Agents will be entitled to a cash commission equal to 6% of the proceeds from the offering and to receive broker warrants exercisable for that number of Pediment common shares as is equal to 6% of the number of units sold under the offering for a period of 24 months at a price of $0.99 per common share.

The offering is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

Management expects that the net proceeds from the Offering will be used to advance the Company's San Antonio Gold project and for general working capital.

**Forward-Looking Statement Cautions:**

This material change report contains certain "forward-looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to a proposed unit private placement and the proposed use of proceeds.  Such statements include, without limitation, statements regarding the proposed use of proceeds. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," "potential," "goal," "objective," "prospective," and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, the Company's inability to secure subscriptions from investors to complete the proposed financing in whole or in part, a management decision to change the use of proceeds based on changing circumstances, the volatility of metals prices, the possibility that exploration efforts will not yield economically recoverable quantities of metals, accidents and other risks associated with mineral exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the Company's need for and ability to obtain additional financing, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration and development plans.  The reader is urged to refer to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

**THIS MATERIAL CHANGE REPORT, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.**

**THE SECURITIES TO BE ISSUED UNDER THE OFFERING HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED) OR ANY STATE SECURITIES LAWS, AND UNLESS SO REGISTERED MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS EXCEPT PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE UNITED STATES SECURITIES ACT OF 1933 AND APPLICABLE STATE SECURITIES LAWS. THIS PRESS RELEASE IS ISSUED PURSUANT TO RULE 135(C) OF THE UNITED STATES SECURITIES ACT OF 1933 (AS AMENDED), AND DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.**

**5.2        Disclosure for Restructuring Transactions**

Not applicable

**Item 6.        Reliance on Subsection 7.1(2) of National Instrument 51-102**

Not applicable

**Item 7.        Omitted Information**

None

**Item 8.        Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone:  604.682.4418

**Item 9.        Date of Report**

April 2, 2009



April 20, 2009

# PEDIMENT REPORTS METALLURGICAL TESTING AT LOS PLANES WITH OVER 80% GOLD RECOVERY

**VANCOUVER, British Columbia, April 20, 2009** – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Company") is pleased to report on gold recovery results from column leach testing of oxidized material ("oxide") from the Los Planes discovery within the San Antonio gold project in Baja California Sur. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories located in Tucson Arizona.

The results are based on a 111 day leach cycle, from a composite sample of HQ drill core crushed to two sizes. The coarser material of minus 37.5 mm (1.5 inches) returned 75% gold recovery, and the sample crushed to 9.5 mm (3/8 inch) returned 81% gold recovery.

| Column Leach Test | Gold Recovery | Crush Size 80% Passing | Calculated Head Grade, Gold | Cyanide Consumption | Lime Consumption |
|---|---|---|---|---|---|
| CL-01 | 81% | 3/8 inch | 0.87 g/t | 0.06 Kg/t | 1.8 Kg/t |
| CL-02 | 75% | 1-1/2 inch | 0.81 g/t | 0.06 Kg/t | 1.6 Kg/t |

Please click on the following link to view the entire column test report:
http://www.pedimentgold.com/i/pdf/MetconReport.pdf

Additional column leach testing of material from the mixed oxide-sulphide sample of the Los Planes mineral deposit is nearing completion. Column leach testing of material from the sulphide zone, which began more recently, is about mid-way through the leach trial. Results from both of these additional tests will be reported once completed. The company views the results from the oxide testing as very favourable and continues to work towards a planned 100,000 tonne bulk leach test later this year.

Pediment is also pleased to announce that it will commence a second phase work program at the La Colorada site, located 40 kilometres southeast of Hermosillo. The program will include drilling to determine open pit mineralization ready for open pit mining, as well as to continue exploring deeper high-grade targets to follow-up on drill results reported by Pediment on February 17, 2009. The Company will release additional details of this program in the coming weeks.

In June of 2008 the Company released the results of an initial NI 43-101 compliant resource study of the San Antonio project which is based on drill results completed prior to the end of 2007. This study calculated an Inferred Mineral Resource of 30.58 million tonnes averaging 1.32 g/t gold at Los Planes and of 5.62 million tonnes averaging 0.83 g/t gold at Las Colinas (for an aggregate total of 1.45 million gold ounces) both at a 0.4 g/t cut-off grade. All results of later drilling between early to mid 2008 of approximately 16,500 meters on both mineral deposits will be incorporated in future resource studies.

Gary Freeman, President of Pediment Gold Corp., states, "The Company has been very diligently working with the Ejido at San Antonio to finalize an agreement allowing long term surface access rights including test mining and production related activities. The agreement is expected to be concluded soon. The Company has now assembled an experienced pre-development mining team to conclude all relevant permitting issues. Pediment has also committed to a number of work and expansion drill programs for this year, at both La Colorada and San Antonio. Pediment is also pleased to report that is has devoted additional time to evaluating numerous projects that have become available in the current depressed market environment."

Melvin Herdrick, VP Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact the Company at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT GOLD CORP.
Vancouver, British Columbia

*The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.*

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding results received from the metallurgical testing at Los Planes. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

# Form 51-102F3
## *Material Change Report*

**Item 1  Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2
(the "Company")

**Item 2  Date of Material Change**

April 20, 2009

**Item 3  News Release**

The news release was disseminated on April 20, 2009 by way of Marketwire.

**Item 4  Summary of Material Change**

The Company reports metallurgical testing at Los Planes with over 80% gold recovery.

**Item 5  Full Description of Material Change**

**5.1   Full Description of Material Change**

The Company is pleased to report on gold recovery results from column leach testing of oxidized material ("oxide") from the Los Planes discovery within the San Antonio gold project in Baja California Sur. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories located in Tucson Arizona.

The results are based on a 111 day leach cycle, from a composite sample of HQ drill core crushed to two sizes. The coarser material of minus 37.5 mm (1.5 inches) returned 75% gold recovery, and the sample crushed to 9.5 mm (3/8 inch) returned 81% gold recovery.

| Column Leach Test | Gold Recovery | Crush Size 80% Passing | Calculated Head Grade, Gold | Cyanide Consumption | Lime Consumption |
|---|---|---|---|---|---|
| CL-01 | 81% | 3/8 inch | 0.87 g/t | 0.06 Kg/t | 1.8 Kg/t |
| CL-02 | 75% | 1-1/2 inch | 0.81 g/t | 0.06 Kg/t | 1.6 Kg/t |

Please click on the following link to view the entire column test report:
http://www.pedimentgold.com/i/pdf/MetconReport.pdf

Additional column leach testing of material from the mixed oxide-sulphide sample of the Los Planes mineral deposit is nearing completion. Column leach testing of material from the sulphide zone, which began more recently, is about mid-way through the leach trial.  Results from both of these additional tests will be reported once completed. The company views the results from the oxide testing as very favourable and continues to work towards a planned 100,000 tonne bulk leach test later this year.

 Pediment is also pleased to announce that it will commence a second phase work program at the La Colorada site, located 40 kilometres southeast of Hermosillo.  The program will include drilling to determine open pit mineralization ready for open pit mining, as well as to continue exploring deeper high-grade targets to follow-up on drill results reported by Pediment on February 17, 2009.  The Company will release additional details of this program in the coming weeks.

In June of 2008 the Company released the results of an initial NI 43-101 compliant resource study of the San Antonio project which is based on drill results completed prior to the end of 2007.  This study calculated an Inferred Mineral Resource of 30.58 million tonnes averaging 1.32 g/t gold at Los Planes and of 5.62 million tonnes averaging 0.83 g/t gold at Las Colinas (for an aggregate total of 1.45 million gold ounces) both at a 0.4 g/t cut-off grade. All results of later drilling between early to mid 2008 of approximately 16,500 meters on both mineral deposits will be incorporated in future resource studies.

Gary Freeman, President of Pediment Gold Corp., states, "The Company has been very diligently working with the Ejido at San Antonio to finalize an agreement allowing long term surface access rights including test mining and production related activities. The agreement is expected to be concluded soon. The Company has now assembled an experienced pre-development mining team to conclude all relevant permitting issues. Pediment has also committed to a number of work and expansion drill programs for this year, at both La Colorada and San Antonio. Pediment is also pleased to report that is has devoted additional time to evaluating numerous projects that have become available in the current depressed market environment."

Melvin Herdrick, VP Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding results received from the metallurgical testing at Los Planes. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

## 5.2 Disclosure for Restructuring Transactions

Not applicable.

## Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

## Item 7 Omitted Information

Not applicable.

## Item 8 Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone: (604) 682-4418
Facsimile: (604) 669-0384

## Item 9 Date of Report

April 20, 2009



April 24, 2009

# Pediment Gold Corp.

## Private Placement Not Proceeding

**VANCOUVER, British Columbia, April 24, 2009** – Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF) (the "Company") announces that due to current market conditions, it will not be proceeding with the brokered private placement of up to 6,666,667 units disclosed in its announcements of March 30 and April 2, 2009.

The Company is well funded with a treasury of $15 million. The funds on hand will allow the Company to proceed with its business plans for the foreseeable future, including continued exploration, vetting additional projects for acquisition and the continued development of the San Antonio Project.

For additional information please contact the Company at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

**THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE**

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the future business plans of the Company. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

# Form 51-102F3
## *Material Change Report*

**Item 1  Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2
(the "Company")

**Item 2  Date of Material Change**

April 24, 2009

**Item 3  News Release**

The news release was disseminated on April 24, 2009 by way of Stockwatch.

**Item 4  Summary of Material Change**

The Company announces its private placement is not proceeding.

**Item 5  Full Description of Material Change**

**5.1  Full Description of Material Change**

The Company announces that due to current market conditions, it will not be proceeding with the brokered private placement of up to 6,666,667 units disclosed in its announcements of March 30 and April 2, 2009.

The Company is well funded with a treasury of $15 million. The funds on hand will allow the Company to proceed with its business plans for the foreseeable future, including continued exploration, vetting additional projects for acquisition and the continued development of the San Antonio Project.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the future business plans of the Company. Such statements include, without limitation, statements regarding future exploration activities by the Company, future anticipated exploration programs, business and financing plans, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

**5.2  Disclosure for Restructuring Transactions**

Not applicable.

**Item 6  Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

**Item 7  Omitted Information**

Not applicable.

## Item 8  Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone:  (604) 682-4418
Facsimile:  (604) 669-0384

## Item 9  Date of Report

April 24, 2009

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Gold Corp. -- SEC File No. 000-52509</u>
(Registrant)


Date: <u>May 5, 2009</u>     By <u>/s/ Gary Freeman</u>
                            Gary Freeman, President/CEO/Director